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                                                                  Exhibit (a)(2)

June 27, 2003



Dear Fellow Stockholders:

The economy during the last three years has been difficult and we are aware that some of you have forgone customary salary increases and performance bonuses and that we eliminated discretionary profit sharing contributions in 2001 and 2002 under our 401(k) plan. Despite the difficulties and distractions, you have remained focused and committed to achieving Hawk's long-term goals. Accordingly, Hawk's Board of Directors wishes to create an opportunity and incentive for you to benefit from our successful future performance with options that over time may have a greater potential to increase in value than those that you currently hold.

As a result, I am happy to announce that Hawk is offering you the opportunity to cancel your existing stock options which have an exercise price of $6.00 or greater, in exchange for new options to be granted in early 2004 under Hawk's existing option plans. You may exchange all or any portion of these options for new options. However, you must tender all of the options in any of the exercise price categories you choose to tender. You also have the right to choose not to tender any of your options.

The exact number of new options you will receive in exchange for old options will depend on the exercise price of the old options. Tendered options with an exercise price per share between $6.00 and $16.99 will be replaced with new options for a number of shares equal to the number of shares under those options, while tendered options with an exercise price per share of $17.00 or greater will be replaced with new options for a number of shares equal to 90% of the total number of shares covered by those options.

The exercise price per share of the new options will be 100% of the fair market value on the date we grant the new options, as determined by the closing price reported by the New York Stock Exchange on the date we grant the new options. We cannot predict the exercise price of the new options. The price will depend on the market price in early 2004 when the new options are granted. Accordingly, your new options may have a higher exercise price than some or all of your current options.

We expect to grant the new options at least six months and one day after the date we cancel the options tendered and accepted for exchange. If we accept and cancel the tendered options on July 29, 2003, as currently scheduled, we will grant the new options on approximately January 30, 2004.

The terms and conditions of the new options will be substantially the same as the terms and conditions of your current options, except the per share exercise price of all new options will equal the last reported sales price of our common stock on the New York Stock Exchange on the date we grant the new options.



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You must be an employee of Hawk from the date you tender options through the date we grant the new options in order to receive the new options. If you do not remain an employee, you will not receive any new options or any other consideration for the options tendered by you and cancelled by Hawk.

Neither the Compensation Committee nor the Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

We will be mailing to your home address the formal Offer to Exchange containing information about your options which are eligible for this program, and instructions for completing and returning the necessary documentation. You may make your election to tender your options at any time during the offer period but the necessary documentation must be received by Hawk by midnight, Eastern Time, on July 28, 2003.

If you have any questions about the offer, please contact Thomas A. Gilbride, Vice President - Finance, at 216-861-3553.

We thank you for your continued efforts on behalf of Hawk.

Sincerely,

/s/ Ronald E. Weinberg

Ronald E. Weinberg
Chairman and CEO